

02007315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 34765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brandon Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Road, Suite 112
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Brandon (901) 324-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill and Ellzey, PC
(Name — *if individual, state last, first, middle name*)

5112 Stage Road, Suite 3, (Address) Memphis (City) TN (State) 38134-3164 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, E. Denby Brandon, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc., as of 12/31/01, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

My Commission Expires Nov. 29, 20

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDON INVESTMENTS, INC

FINANCIAL STATEMENTS

December 31, 2001

HILL & ELLZEY, P.C.
Certified Public Accountants
Stage Woods Office Park
5112 Stage Rd., Suite 3
MEMPHIS, TN 38134-3164
901/388-3496
901/385-7517 Fax
Email: cpamps@cpamemphis.com
Website: www.cpamemphis.com

Hill & Ellzey, P.C.
Certified Public Accountants

Brian C. Hill, CPA
Randal E. Ellzey, CPA, CFP
J. Wayne Vanderford, CPA
Ellis J. Hill, CPA

Independent Auditor's Report

Board of Directors
Brandon Investments, Inc.
Memphis, Tennessee

We have audited the accompanying balance sheet of Brandon Investments, Inc. as of December 31, 2001, and the related statements of income and expenses, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denby Brandon Organizations, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6, 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill & Ellzey
HILL & ELLZEY, PC
Certified Public Accountants

Memphis, Tennessee
January 17, 2002

Stage Woods Office Park • 5112 Stage Road, Suite 3 • Memphis, TN 38134-3164 • (901) 388-3496 Phone • (901) 385-7517 Fax • CPAS@CPAMEMPHIS.COM Email

Brandon Investments, Inc.

BALANCE SHEET

December 31, 2001

BALANCE SHEET

CURRENT ASSETS		
Cash and cash equivalents	$ 247,366	
Accounts receivable	30,240	
Prepaid expenses	15,379	
Total current assets		$ 292,985
FIXED ASSETS		
Furniture, fixtures and equipment	$ 86,907	
Less accumulated depreciation	78,505	
Total fixed assets - net		8,402
OTHER ASSETS		
Due from affiliate	$ 89,202	89,202
TOTAL ASSETS		$ 390,589

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 1,586	
Accrued payroll taxes	34	
Total current liabilities		$ 1,620
OTHER LIABILITIES		
Deferred income taxes		5,052
Total liabiliities		$ 6,672
STOCKHOLDERS' EQUITY		
Common stock - authorized, issued and outstanding 100 shares, no par value	$ 4,996	
Retained earnings	378,921	
Total stockholders' equity		383,917
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 390,589

See notes to financial statements.

Brandon Investments, Inc.

STATEMENT OF INCOME AND EXPENSES

Year Ended December 31, 2001

INCOME		
Commissions	$ 758,417	
Dividends and other income	8,864	
Total income		$ 767,281
EXPENSES		
Advertising & Promotion	$ 2,269	
Automobile expense	3,842	
Contributions	1,000	
Miscellaneous Expense	18,987	
Dues and publications	9,140	
Entertainment	4,749	
Insurance	75,266	
Office supplies and expense	17,851	
Postage	6,940	
Depreciation	16,221	
Professional services	9,378	
Profit sharing	97,246	
Rent	39,888	
Salaries	737,083	
Taxes	35,902	
Telephone	6,057	
Travel	16,545	
Reimbursed by affiliate (Note 3)	(303,669)	
Total expense		794,695
NET INCOME BEFORE INCOME TAXES		$ (27,414)
PROVISION FOR INCOME TAXES		
Current		
State	$ 893	
Federal	-0-	
Deferred	(2,019)	
Total provision for income taxes		(1,126)
NET INCOME FOR THE YEAR		$(26,288)

See notes to financial statements.

Brandon Investments, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2001

	Common Stock		
	Number of shares	Amount	Retained Earnings
Balance December 31, 2000	100	$4,996.22	$405,209
Net income(loss)for the year			(26,288)
Balance December 31, 2001	100	$ 4,996.22	$378,921

See notes to financial statements.

Brandon Investments, Inc.

STATEMENT OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

Year Ended December 31, 2001

Cash flows from operating activities:		
Net income		$ 26,288
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in deferred income taxes	$ (2,019)	
Depreciation	16,221	
Changes in operating assets and liabilities:		
Decrease in accounts receivable	11,947	
Increase in prepaid expenses	(6,809)	
Decrease in due from affiliate	1,831	
Decrease in accounts payable	(432)	
Decrease in accrued taxes	(2,824)	
Total adjustments to net income		17,915
Net cash provided by operating activities		$(8,373)
Cash flows from investing activities-purchase of equipment		(23,491)
Net Increase in Cash and Cash Equivalents		$(31,864)
Cash and Cash Equivalents December 31, 2000		279,230
Cash and Cash Equivalents December 31, 2001		$247,366

See notes to financial statements.

Brandon Investments, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2001

Subordinated liabilities December 31, 2000	$	.00
Subordinated liabilities December 31, 2001	$	.00

See notes to financial statements.

Brandon Investments, Inc.

COMPUTATION OF NET CAPITAL

December 31, 2001

NET CAPITAL		
Stockholders' equity		$383,917
Add:		
Deferred income taxes		5,052
Total capital and allowable liabilities		388,969
Deductions:		
Fixed assets - net	$ 8,402	
Prepaid expenses	15,379	
Non-allowable assets - other	89,202	112,983
Net capital before haircuts		275,986
Haircuts on securities		
Money market account		4,961
NET CAPITAL		$271,025
MINIMUM NET CAPITAL REQUIREMENT		$ 5,000
AGGREGATED INDEBTEDNESS		
Accounts payable and accrued expenses		$ 1,620
Percentage of aggregated indebtedness to net capital		167 to 1

See notes to financial statements.

Brandon Investments, Inc.

RECONCILIATION WITH COMPANY COMPUTATION

December 31, 2001

Reconciliation of Net Capital	
Net capital as reported in Company FOCUS Report	$235,734
Add:	
Decrease in allowable assets	
Accounts receivable & other assets	$ 30,240
Deduct:	
Increase in aggregate indebtedness	
Decrease in accrued expense	(5,051)
NET CAPITAL	$271,025
Reconciliation of Aggregate Indebtedness	
Aggregate indebtedness as reported in Company's FOCUS Report	$ 6,671
Add/Deduct:	
Decrease in accrued expenses	$ (5,051)
Aggregate indebtedness	$ 1,620

See notes to financial statements.

Brandon Investments, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brandon Investments, Inc. was organized on July 16, 1982 as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The company sells securities, life insurance, annuities, and other types of investments that would be recommended by its affiliate. The company derives its income from commissions on those sales.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For the purposes of the statement of cash flows, the company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Deferred income taxes are provided for the timing differences between financial statement and income tax reporting.

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using accelerated methods.

NOTE 2: RELATED PARTIES

Substantial managerial services, office facilities, and other benefits are provided by the company to Branco Planning Company, Inc., which is affiliated with the company through common ownership and control. There were no financial transactions between the companies except as outlined in Note 3.

NOTE 3: ADMINISTRATIVE OVERHEAD REIMBURSEMENT

This income item represents an allocation of the costs incurred by the company, as explained in Note 2 above.Many of the items of expense overlap between the two corporations, making it virtually impossible to separate them without cumbersome and time consuming time and/or other records.The allocations are based on percent of total income, which appears reasonable, according to management.